Filed by: SUEZ
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: SUEZ
Exchange Act File Number: 001-15232

Date: May 4, 2006

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of SUEZ or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and SUEZ disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of SUEZ ordinary shares (including SUEZ ordinary shares represented by SUEZ American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration state ment on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction -related documents for free from Gaz de France or its duly designated agent. Investors and holders of SUEZ securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france. org or directly from Gaz de France on its website at: www.gazdefrance. com or directly from SUEZ on its website at: www.suez.com, as the case may be.

Forward -Looking Statements

This communication contains forward -looking information and statements about Gaz de France, SUEZ and their combined businesses after completion of the proposed business combination. Forward -looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward -looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and SUEZ believe that the expectations reflected in such forward -looking statements are reasonable, investors and holders of Gaz de France and SUEZ ordinary shares are cautioned that forward -looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and SUEZ, that could cause actual results developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward -looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and SUEZ, including those listed under “Facteurs de Risques” in the Document de Base filed by Gaz de France on April 1, 2005 (under no: I.05-037) and in the Document de Référence filed by SUEZ on April 11, 2006 (under no: D.06-0248), as well as documents filed by SUEZ with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2004 that SUEZ filed with the SEC on June 29, 2005. Except as required by applicable law, neither Gaz de France nor SUEZ undertakes any obligation to update any forward -looking information or statements.

ON MAY 4, 2006, THE FOLLOWING PRESENTATION WAS MADE AVAILABLE ON SUEZ’S WEBSITE IN CONNECTION WITH AN INFORMATIONAL CONFERENCE CALL HELD IN PARIS, FRANCE

                          A value creating transaction
                                   May 2006

                                                                              1

Disclaimer

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of SUEZ or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and
Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.
The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and SUEZ disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of SUEZ ordinary shares (including SUEZ ordinary shares represented by SUEZ American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorite des marches financiers ("AMF") and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States
Securities and Exchange Commission ("SEC"), a registration statement on Form
F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's website at
www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of SUEZ securities may obtain free copies of documents filed with the AMF at the AMF's website at
www.amf-france.org or directly from Gaz de France on its website at:
www.gazdefrance.com or directly from SUEZ on its website at: www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about
Gaz de France, SUEZ and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates,"
"believes," "intends," "estimates" and similar expressions. Although the managements of Gaz de France and SUEZ believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and SUEZ ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and SUEZ, that could cause actual results developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorite des marches financiers ("AMF") made by Gaz de France and SUEZ, including those listed under "Facteurs de Risques" in the Document de Base filed by Gaz de France on April 1, 2005 (under no: I.05-037) and in the
Document de Reference filed by SUEZ on April 11, 2006 (under no: D.06-0248), as well as documents filed by SUEZ with the SEC, including those listed under
"Risk Factors" in the Annual Report on Form 20-F for 2004 that SUEZ filed with the SEC on June 29, 2005. Except as required by applicable law, neither Gaz de
France nor SUEZ undertakes any obligation to update any forward-looking information or statements.

This release is also available on the Internet: http://www.suez.com -
http://www.gazdefrance.com

                                                                              2

                               Table of Contents

1. An industrial project to create value
2. Synergies resulting from scale
3. Synergies arising from complementarity
4. Capital expenditure synergies, tax and financial optimization
5. Update on the merger process

                                                                              3

1. An industrial project to create value

                                                                              4

A New Group Ready to Address Strategic Challenges of the Energy and Environment Sectors

Strategic Challenges	Group Positioning

■ **Secure energy sourcing**
  ■ Gas
  ■ Electricity
■ **Gas / electricity convergence**
	■ **No. 1** gas supplier in Europe
	■ LNG world **leader**
	■ **No. 5** power generation company in Europe
	■ **Diversified** production mix with low CO_2 emission portfolio
	■ **No. 1** operator of CCGT plants
	■ **15 million** gas customers and **6 million** electricity customers

■ **Promote energy efficiency and associated services**	■ **Leading** energy services provider in Europe ■ Supporter of sustainable development
■ **Develop transmission, storage and distribution infrastructure**	■ **No. 1** transmission and distribution networks in Europe ■ **26 Gm³** in LNG terminal capacity ■ **10.2 Gm³** in storage capacity
■ **Address growing environmental needs (water, waste)**	■ **Global leader** in water and waste services

Gaz de France

SUEZ

5

An Industrial Project Allowing Significant Synergies

                                                                                          Pre-tax annual impact
                                                                                        Short term    Medium Term
Scale effects                                                                           2007 - 2009   2010 - 2012
-------------
Gas sourcing             Gas sourcing savings and optimization                          (pound)250m---->

Other procurement        Joint procurement cost savings (other than energy)             (pound)120m---->

Operating costs          Short-term operating cost reductions                           (pound)50m----->
                         Further reduction in operating costs                                          (pound)250m-->

Complementary
-------------
Operating costs          Costs savings related to the development of multi-energy       (pound)80m----->
                         offerings

Revenue synergies        Further growth in gas and electricity markets*                                (pound)350m-->
                         Further growth in LNG and upstream
-----------------------------------------------------------------------------------------------------------------------
* Additional growth on French electricity markets and energy markets outside France and Belgium.
                                                                             TOTAL       (pound)500m---->
                                                                           (pound)1,100m
                                                                           in the medium term          (pound)600m-->

Capital expenditure, financial and tax optimization
---------------------------------------------------

Capital expenditure                 Optimization of capital expenditure programs
                                    Combination of economies of scale and complementarity benefits

Financial and tax optimization      Improvement of the group's risk profile
                                    Capital structure optimization
                                    Utilization of Suez tax losses carried forward in France

                                                                              6

Summary of Synergies Available in the Short and Medium Terms

Summary of pre-tax synergies available on an annual basis (in (pound)m)

Note: Excluding implementation costs, capital expenditure synergies and tax and financial optimization

                                                                              7

                       2. Synergies resulting from scale

                                                                              8

Synergies Relating to Gas Sourcing

(1) In 2005 except Centrica, in 2004;

(2) Including Suez Energy Europe and Suez Energy International ; (3) Cumulative
European purchasing, i.e. Suez and Gaz de France, (4) Including Nigeria,

Germany, Libya and spot purchases
o Leader of the European gas industry
o Enhanced sourcing capabilities and increased arbitrage opportunities

o Diversified sourcing both geographically and by type
o Strengthened positioning relative to main gas suppliers

Gas Sales(1)
(Gm3)

103.4 91.2 84.0 80.4 68.1 38.4 35.0 29.8

120
100
80
60
40
20
0

S+G Eni E.on Gasunie Gaz de France Gas Natural Suez(2) Centrica

Combined gas supplies (3)

A broad and diversified sourcing portfolio
Other (4)      17%
Egypt           3%
United Kingdom  3%
Russia         15%
Algeria        16%
Netherlands    20%
Norway         26%

                                                                              9

Synergies Relating to Gas Sourcing

Reduction in sourcing costs and enhanced optimizations

Reduction of sourcing costs

o Enhanced buying position with suppliers and diversification of supply sources
o Optimization of price and risk profile

Further optimization of sourcing portfolio

o Establishment of an extended asset base (long term contracts, LNG, gas-fired power plants,)

o Gas swap: location and time swaps, LNG vs. natural gas

o Gas / power arbitrage

Enhanced LNG arbitrage

o Asset optimization (terminals, long term contracts, LNG ships, liquefaction, exploration & production)

o Market arbitrage (particularly across the Atlantic basin)

           250m pre-tax annual synergies available in the short term

                                                                             10

Procurement Savings (other than energy)

Procurement savings (other than energy)

o Joint procurement management and operational integration

o Enhanced bargaining power

o Use of master contracts

o Selection of best practices

o Establishment of a common platform

o Bargaining power bolstered due to volume effects

o Reduction in structural costs and administrative savings

o Optimization of real estate

o Pooling of information technology systems

o Financial services

o Communication budgets

           120m pre-tax annual synergies available in the short term

                                                                             11

Operational Cost Reductions

Short term operational cost reductions

o In the services business, geographical overlap

  o Network optimization

  o Development of geographical coverage

o Optimization of trading costs

Further operational cost savings in the medium term

o Furthering of procurement optimization program

o Optimization of means and structures

  o Pooling of information technology systems

  o Creation of joint-platforms for support services

  o Stream-lining of overhead costs

           50m pre-tax annual synergies available in the short term
      250m further pre-tax annual synergies available in the medium term

                                                                             12

                   3. Synergies arising from complementarity

                                                                             13

A Positioning Across the Value Chain

Based on gas-electricity convergence

Infrastructure Activities
LNG Terminals / LNG Ships
International Transmission
Transmission / Storage
Distribution

Competitive Businesses

Exploration Production

LNG

Electricity Production
- CCGT
- Nuclear
- Hydro
- Renewable Energies

Trading

Gas and Electricity
       Sales
- Industrial and Services
- Residential

Energy Services

Gas Sourcing
- Long Term Contract Portfolio
- Short Term Purchases

                                                                             14

Commercial Complementarity

A portfolio of complementary brands and customer bases

Number of Customers-Electricity(1)

Number of Customers - Gas(1)
(1) 2005 Data except for Italgas, 2004

Recognized Brands

o)       A determined commercial strategy to address customer needs
o)       Reinforced commercial position in multi-utility offering and services
o)       A group geared to full market opening in 2007
o)       Leveraged experience acquired in the open commercial market

                                                                             15

Business Complementarity
Unique positioning for the development of multi-energy offerings in France

Suez / Gaz de France: unparalleled advantages

Suez

Installed capacity:

o)       Nuclear: 1.1 GW (Tricastin,   Chooz B)
o)       Hydro: 3.7 GW (CNR, Shem)
o)       CHP: 1.7 GW
Electricity sales: 25 TWh
Significant environment and services businesses

Gaz de France
Gas customers: 11 m
Installed capacity:

o)       CCGT : 0.8 GW (DK6)
o)       CHP: 0.6 GW

Electricity sales: 5.6 TWh
Sales network and strong brand
Significant services business

France: a growing and transforming market

    Full market opening: July 1, 2007

    Expected demand growth:
    +7 TWh average per year

    New power generation capacity: +1.2 GW in the short term

                                Fos (2 projects)
                                                                             16

Business Complementarity
Operational synergies in the development of multi-energy offerings

Development of multi-energy offerings

o)       Savings in supply cost per client

          o   Mainly in the French market but costs savings also to be achieved in other European markets

o)       Power generation synergies

          o   Integration of balance perimeters

o)       Energy supply synergies

          o   Reduction in Gaz de France's cost to supply
          o   Reduction in Suez's cost to serve
          o   Reduction in new client acquisition costs for both parties

           (pound)80m pre-tax annual synergies available in the short term

                                                                             17

Geographic Complementarity
Complementary positions in Europe

                                    Belgium
Gaz de France:
o        Gas sales: 21.8TWh
o        ALG 180,000 gas customers in 2007(1)
o        SEGEO (25%, 160km grid)
Suez:
o        #1 power producer 13.2 GW
o        Electricity sales: 75.2 TWh
Fluxys:
o        3,800 km grid
Distrigaz:
o        172 TWh of gas sold

                                    Germany
Gaz de France:
o        Reserves: 123.7 mboe
o        GASAG (31,6%):   783,000 gas customers
o        MEGAL (44%):          1,075 km network
o        Gas sales: 14.8 TWh of which 8 TWh through Gasag
Suez:
o        Capacity: 296 MW
o        Electricity sales: 7.7 TWh

                               Spain and Portugal
Gaz de France:
Spain
o        AES - installed capacity: 1.2 GW
o        Sales: 5.2 TWh
Portugal
o        Portgas (12.5%):    145,000 customers
Suez:
o        Electricity sales: 40 GWh
o        Castelnou (760 MW)
o        Hydro et wind power in Portugal (164 MW)

                                     France
Gaz de France:
o        Transmission grid (31,589 km) and distribution network (180,700 km)
o        Sales: 465TWh of gas, 5.6TWh of electricity
o        2 LNG terminals and another one under construction (Fos Cavaou)
o        15 gas storage sites
o        Installed capacity: 0.8 GW CCGT and 0.6 GW CHP
o        11m gas customers and 56,000 electricity customers
Suez:
o        Installed capacity: 6.5 GW (CNR, SHEM, Tricastin, Chooz B, Elyo),
o        Electricity sales: 25 TWh

                                  Netherlands
Gaz de France:
o        Gas sales: 20.2 TWh
o        Reserves : 111.4 mboe
Suez:
o        Installed capacity: 4.7 GW
o        Electricity sales: 22.3 TWh

                                 United Kingdom
Gaz de France:
o        Gas sales: 34.6 TWh
o        Electricity sales: 14.4 TWh
o        Installed capacity: 215 MW through Shotton Power
o        Reserves: 72.2mboe

                                 Eastern Europe
Gaz de France:
Hungary
o        Egaz and Degaz: 22,700 km network, 764,000 gas customers, gas sales:
         22.5 TWh
Poland
o        ECW (22%): 330 MW capacity
Romania
o        14,261 km network, c. 1m gas customers, gas sales: 44 TWh
Slovakia
o        SPP (24.9%): 32,800km network, 1.4m gas customers, gas sales: 70 TWh
Suez:
Hungary
o        Dunamenti 1.7 GW
o        Electricity sales 3.7 TWh
Poland
o        Capacity: 1.7 GW,
o        Electricity sales: 8.1 TWh

                                     Italy
Gaz de France:
o        Gas sales: 16.9 TWh
o        Italcogim (40%): 570,000 gas customers, gas sales: 8,6 TWh, 7,826 km network (1)
o        Arcalgas Progetti (44%): 3,790 km network
o        Alcargas Energie (43%): 207,000 gas customers, gas sales: 5.2 TWh (1)
o        #2 in the services business
Suez:
o        Capacity: 2.2 GW
o        Electricity sales: 13.7 TWh
o        Strategic partnership with Acea SpA

                                Domestic market

Note: 2005 data - Sources annual reports, web sites
o        Not accounted for in Gaz de France customers
                                                                             18

Geographic Complementarity
Revenue synergies arising from multi-energy offerings in France and in Europe

         Growth potential in the French electricity market

o)       A sound asset base

          o   Sizeable and diversified generation capacities
          o   Large commercial network and strong brand name

o)       Sustained growth prospects in the context of the forthcoming market opening in July 2007

o)       An optimal positioning to capture value

          o   Implementation of new power generation projects
          o   Commercial development in all market segments

       Additional growth potential in the European gas and electricity markets

o)       Market opening and strong demand growth

o)       Strong geographical complementarity of the two groups

o)       Development potential for additional green-field projects

                                                                             19

LNG and Upstream Complementarity

A global platform



Rabaska (Quebec)
Regasification unit project in partnership between Gaz de France and Enbridge Ltd.
Neptune LNG
Offshore LNG regasification project
Everett
5.5mton LNG per year
165,000 m3 LNG storage capacity
Bahamas
Regasification unit project
Atlantic LNG
Suez has a 10% stake in the liquefaction plant (3.1mton LNG per year)
Rabaska
Cove point
Neptune LNG
Everett
Lake Charles
Bahamas
Porto Rico
Trinidad and Tobago
Isle of Grain (UK)
LNG import terminal owned by National Grid
Gaz de France has booked 6.5mtpa capacity from 2008
LNG tankers
Gaz de France operates a fleet of 10 LNG tankers (+3 under construction)
Suez operates a fleet of 6 LNG tankers
Montoir de Bretagne
8.3mton LNG per year
360,000 m3 LNG storage capacity
Fos Tonkin
5.9mton LNG per year
150,000 m3 LNG storage capacity
Fos Cavaou
70% GdF; 30% Total
Under construction
Snøvit
(liquefaction plant under construction)
Isle of Grain
Zeebrugge
Montoir-de-Bretagne
Fos-sur-Mer
Cartagena
Skikda
Arzew
Bethioua
Algeria
Egypt
Idku
Yemen
Nigeria
Dahej
Kochi (project)
Zeebrugge
Fluxys (57.3% Suez)
Import capacity: 4,5mton LNG per year (expansion to 9mton expected)
LNG storage capacity of 260,000 m3
Idku (Egypt)
Gaz de France has a 5% stake in the liquefaction plant
Qatar
Ras Gas: Contract with Distrigaz (57.2% Suez) to import LNG from Qatar
Nigeria
Partnership between Suez and Brass LNG for 2mton LNG expected from 2010
Yemen
Import contract with Suez Global LNG
Petronet LNG (India)
Gaz de France has a 10% stake in Petronet LNG which has built the first LNG regasification plant in India
Regasification plant (Gaz de France / Suez resp.)
Liquefaction plant
LNG contracts and flows, imports
LNG contracts, exports
Exploration and production related to LNG

Gaz de France

Suez

20

LNG and Exploration & Production Complementarity
Potential for additional growth

                 Additional growth in LNG and upstream markets

o)       Access to significantly higher LNG and production resources

          o   #1 LNG purchaser in Europe
          o   Ability to offer off-take capacity on the various European markets
          o   Ability to offer off-take capacity on 2 to 3 regional markets in
              North America

o)       Ability to acquire strong positions in E&P and integrated positions:
         upstream, liquefaction, shipping, re-gasification, gas supply

                                                                             21

Summary: Potential for Additional Growth
Gas, electricity and LNG revenue synergies

Additional growth potential on the gas and electricity markets
Additional growth potential in LNG and Upstream
In France
In Europe

o Access to end customers for electricity sales
o Competitive dual offering supported by own power generation resources
o Geographical complementarity
o Growth acceleration
o Access to new resources
o Acquisition of integrated positions in upstream and the LNG value chain

Additional investments of c. (euro)1.5bn:

o Power generation facilities
o New upstream and LNG projects

   (euro)350m pre-tax annual synergies available in the medium term (margin)

                                                                             22

Limited Implementation Costs

o Synergies will primarily result from:
  o Strong complementarity between the two groups
  o External spending optimization
  o New development opportunities

o Consequently, the (non-recurring) implementation costs will be limited:
  o (euro)150m for short term synergies
  o (euro)150m for medium term synergies

o Implementation costs mainly relate to operational synergies and include in particular:
  o Integration costs
  o Restructuring costs

                                                                             23

       4. Capital expenditure synergies, tax and financial optimization

                                                                             24

Capital Expenditure Synergies

Optimization of capital expenditure programs

o Optimization of the two group's capital expenditure plans (excluding maintenance)

  o Avoid duplicating entry costs into certain markets (through either organic or external growth)

  o Optimize development capital expenditure (e.g. power generation in France)

  o Rationalize certain investments (e.g. coordinating of infrastructure expansion)

o Optimization of the resulting financial resources

                      (euro)100m annual cash flow impact

                                                                             25

Financial and Tax Optimization

Financial optimization
Tax optimization

Reduction in risk profile

o More diversified asset portfolio (business and geographic mix)

o Balanced mix of regulated businesses (1/3 of the new group activity) and competitive activities with strong growth prospects

o Balanced geographic presence

o Balanced business mix between gas, electricity, services and environment

o Improved security of gas supply and balance between upstream and downstream activities

Improved stock market positioning

o Increased weight in stock market indexes

o Stronger liquidity

o Improved visibility for analysts and investors

Optimization in capital structure

o A dynamic dividend policy offering an attractive yield

o Potential for additional shareholder return and buy-backs

o (euro)3.1bn stock of tax losses carried forward and tax deficits related to the termination of the Suez tax group

                                                                             26

                        5. Update on the merger process

                                                                             27

Update on the Merger Process

Key merger / integration workshops

- **Project coordination**
  - Operational tasks
    - New group organization
    - Industrial strategy
    - Business integration
    - Human resources
    - Customers & partners relationship management
    - Synergy analysis and implementation
  - Legal tasks
    - Privatization law
    - Antitrust process
    - Merger agreement
    - Other legal workshops (due diligence, authorizations…)
  - Accounting and financial tasks
    - Accounting / Internal audit
    - Tax
    - Financial planning
    - Financial strategy
  - Communication tasks
    - Internal communication
    - External communication
    - Financial communication

Key steps

Completed steps

- Presentation of the project to executives and employees of both groups
- Initial consultation of workers councils
- Pre-submission to the European Commission
- Constitution of "project teams" and launch of preparatory tasks

Next steps

- **May 2006** : Submission of proposed merger to the European Commission and other relevant authorities
- **End of September 2006** : Suez and Gaz de France board meetings authorizing the merger
- **Mid-October 2006** : Submission of the draft merger agreement to the AMF (French market authority)
- **Mid-November 2006** : Registration of the merger documents by the AMF
- **Mid-December 2006** : Extraordinary General Meeting of Suez and Gaz de France to vote the merger

Gaz de France

- **A merger process on track**
- **Merger progress on schedule**

suez

28

Gaz de France   SUEZ

                                                                       May 2006